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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Therma-Wave, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

88343A108

(CUSIP Number)

North Run Capital, LP
One International Place, Suite 2401
Boston, MA 02110
(617) 310-6130

- with copies to -

Eliot D. Raffkind
Akin, Gump, Strauss, Hauer & Feld, L.L.P.
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 22, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 88343A108			Page 2 of 12

1.	Name of Reporting Person: North Run Capital, LP		I.R.S. Identification Nos. of above persons (entities only): 36-4504416

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 3,606,900

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 3,606,900

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,606,900

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.8%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 21036U107			Page 3 of 12

1.	Name of Reporting Person: North Run GP, LP		I.R.S. Identification Nos. of above persons (entities only): 37-1438821

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 3,606,900

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 3,606,900

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,606,900

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.8%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 88343A108			Page 4 of 12

1.	Name of Reporting Person: North Run Advisors, LLC		I.R.S. Identification Nos. of above persons (entities only): 35-2177955

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 3,606,900

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 3,606,900

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,606,900

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.8%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 88343A108			Page 5 of 12

1.	Name of Reporting Person: Todd B. Hammer		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 3,606,900

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 3,606,900

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,606,900

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.8%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 88343A108			Page 6 of 12

1.	Name of Reporting Person: Thomas B. Ellis		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 3,606,900

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 3,606,900

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,606,900

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.8%

14.	Type of Reporting Person (See Instructions): IN

6

SCHEDULE 13D
Item 1. Security and Issuer
Item 2. Identity and Background
Item 3. Source and Amount of Funds
Item 4. Purpose of the Transaction
Item 5. Interest in Securities of the Issuer
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 7. Material to be Filed as Exhibits
Signature
Joint Filing Agreement
Purchase Agreement
Stockholders' Agreement
Registration Rights Agreement
Warrant to Purchase Common Stock
Certificate of Designation

SCHEDULE 13D
     This Schedule 13D (the “Schedule 13D”) is being filed on behalf of North Run Advisors, LLC, a Delaware limited liability company (“North Run”), North Run GP, LP, a Delaware limited partnership (the “GP”), North Run Capital, LP, a Delaware limited partnership (the “Investment Manager”), Todd B. Hammer and Thomas B. Ellis. Todd B. Hammer and Thomas B. Ellis are the principals of North Run, the GP and the Investment Manager. North Run is the general partner for both the GP and the Investment Manager. The GP is the general partner of North Run Capital Partners, LP, a Delaware limited partnership (the “Fund”), North Run Qualified Partners, LP, a Delaware limited partnership (the “QP Fund”), and North Run Master Fund, LP, a Cayman Island exempted limited partnership (the “Master Fund”). The Fund, the QP Fund and North Run Offshore Partners, Ltd., a Cayman Island exempted company (the “Offshore Fund”), are also general partners of the Master Fund. This Schedule 13D relates to shares of common stock of Therma-Wave, Inc., a Delaware corporation (the “Issuer”) purchased by the Master Fund.
     North Run, the GP, the Investment Manager, and Messrs. Hammer and Ellis previously reported beneficial ownership of shares of the Issuer on Schedule 13G on July 12, 2005. North Run, the GP, the Investment Manager, and Messrs. Hammer and Ellis have entered into the transaction described below which requires the filing of this Schedule 13D.
Item 1. Security and Issuer
     Securities acquired: Shares of Common Stock, par value $0.001 per share

Issuer:	Therma-Wave, Inc.
1250 Reliance Way
Fremont, California 94539
Item 2. Identity and Background
               (a) This statement is filed by: (1) North Run; (2) the GP; (3) the Investment Manager; (4) Todd B. Hammer; and (5) Thomas B. Ellis (collectively, the Filers).
               (b) The business address for the Filers is One International Place, Suite 2401; Boston, MA 02110.
               (c) North Run, the Investment Manager and the GP provide investment management services to pooled investment vehicles. The principal occupation of Messrs. Ellis and Hammer is investment management.
               (d) None of the Filers have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
               (e) None of the Filers have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

               (f) North Run is a Delaware limited liability company. The Investment Manager and the GP are Delaware limited partnerships. Messrs. Ellis and Hammer are United States citizens.
Item 3. Source and Amount of Funds
               As of November 30, 2005, the Filers had invested in Common Stock of the Issuer in the amount of: $7,082,193.41 through the Master Fund (on behalf of the Fund, the QP Fund, and the Offshore Fund). Currently, all shares of Common Stock of the Issuer as of the date of this Schedule 13D are held by the Master Fund. The above amount includes any commissions incurred in making the investments. The source of funds was the working capital of each of the Filers, the Fund, the QP Fund, the Offshore Fund and the Master Fund.
     The Master Fund did not acquire beneficial ownership of any shares of common stock in the transaction described herein.
Item 4. Purpose of the Transaction
               Shares reported in Item 5 of this Statement as held by the Master Fund were acquired in the ordinary course of its business and were not acquired for the purpose of changing or influencing control of the Issuer.
               Additionally, the Master Fund entered into a purchase transaction with the Issuer to acquire 5,200 shares of Convertible Series B Preferred Stock (“Preferred Stock”) and 780,000 Warrants to purchase common stock (“Warrants”). The purpose of the transaction was to increase the Master Fund’s equity interest in the Issuer, which the Master Fund believes is an attractive investment. The Preferred Stock was acquired in the ordinary course of its business and not for the purpose of changing or influencing control of the issuer. Depending on their evaluation of the Issuer’s business and prospects, and upon future developments (including but not limited to, performance of the Shares in the market, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), the Master Fund may from time to time dispose of all or a portion of the Shares held, purchase shares or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately-negotiated transactions or otherwise. Pursuant to the Stockholders’ Agreement, the Master Fund is entitled to nominate one representative to the Issuer’s Board of Directors. In the event that the Issuer’s cash and cash equivalents fall below a specified amount at the end of a fiscal quarter as reported in the Issuer’s balance sheet included in form 10-Q or 10-K for such quarter, the holders of a majority of Preferred Stock are entitled to designate an additional director. In the event that the Purchasers hold less than 20% of the number of shares of Convertible Series B Preferred Stock originally held by them, the Purchasers shall cease to have the right to elect any directors.

Item 5. Interest in Securities of the Issuer
               (a)     As of November 30, 2005, the Filers beneficially own 3,606,900 shares of Common Stock of the Issuer, which represents 9.8% of the Issuer’s outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 3,606,900 shares of Common Stock beneficially owned by the Filers as of the date hereof, by (ii) 36,867,751 shares of Common Stock outstanding as of November 7, 2005, based upon the Issuer’s Current Report on Form 10-Q filed with the Securities and Exchange Commission pursuant to Section 13 or 15(D) of the Securities Exchange Act of 1934, on November 10, 2005.
               (b)     The Filers have the sole power to vote and dispose of the 3,606,900 shares of Common Stock held by the Master Fund. As the principals of North Run, Messrs. Ellis and Hammer may direct the vote and disposition of the 3,606,900 shares of Common Stock held by the Master Fund.
               The filing of this statement on Schedule 13D shall not be construed as an admission that the Filers are for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 3,606,900 shares of Common Stock held by the Master Fund. Pursuant to Rule 13d-4, the Master Fund and the Filers disclaim all such beneficial ownership.
               (c)     Not Applicable.
               (d)     Not Applicable.
               (e)     Not Applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
               On November 18, the Master Fund entered into a Purchase Agreement with the Issuer to acquire shares of Preferred Stock and Warrants. The Purchase Agreement is qualified in its entirety by reference to Exhibit 2.
               In connection with the purchase of Preferred Stock, the Master Fund entered into a Stockholders’ Agreement dated as of November 22, 2005 which contains certain provisions relating to the right of the Master Fund to designate a director as discussed in Item 4. The Stockholders’ Agreement also contains transfer restrictions upon the Purchasers in regards to their holdings of Preferred Stock. The foregoing summary of the Stockholders’ Agreement is qualified in its entirety by reference to Exhibit 3.
               In connection with the Master Fund’s purchase of Preferred Stock and Warrants, the Master Fund entered into a Registration Rights Agreement, dated as of November 22, 2005 which provides that the Issuer within sixty days of closing is required to register for resale, under the U.S. Securities Act of 1933, as amended, the common stock issuable upon conversion of the Preferred Stock as well as the common stock issuable upon the exercise of the warrants. The Registration Rights Agreement also provides that the Issuer is subject to certain continuing registration obligations. The foregoing summary of the Registration Rights Agreement is qualified in its entirety by reference to Exhibit 4.
               In connection with the Master Fund’s purchase of Warrants, the Issuer provided a warrant which sets forth the rights of warrant holders. The foregoing summary of the Warrant is qualified in its entirety by reference to Exhibit 5.
               On November 22, 2005, the Issuer filed a Certificate of Designation to the Issuer’s Certificate of Incorporation. The Certificate of Designation specifies the rights, preferences and privileges of the Series B Preferred Stock. The foregoing summary of the Certificate of Designation is qualified in its entirety by reference to Exhibit 6.
Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated December 1, 2005, between North Run, GP, the Investment Manager, Todd B. Hammer and Thomas B. Ellis.

Exhibit 2	Purchase Agreement dated November 18, 2005 between North Run Master Fund, L.P. and Therma-Wave, Inc.

Exhibit 3	Stockholders’ Agreement dated November 22, 2005 between North Run Master Fund, L.P. and Therma-Wave, Inc.

Exhibit 4	Registration Rights Agreement dated November 22, 2005 between North Run Master Fund, L.P. and Therma-Wave, Inc.

Exhibit 5	Warrant to purchase common stock of Therma-Wave, Inc.

Exhibit 6	Certificate of Designation filed by Therma-Wave, Inc. on November 22, 2005.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 1, 2005
NORTH RUN CAPITAL, LP
	By:	North Run Advisors, LLC
its general partner

By:	/s/ Thomas B. Ellis
	Name:	Thomas B. Ellis
	Title:	Member

and

By:	/s/ Todd B. Hammer
	Name:	Todd B. Hammer
	Title:	Member

NORTH RUN GP, LP By: North Run Advisors, LLC its general partner

By:	/s/ Thomas B. Ellis
	Name:	Thomas B. Ellis
	Title:	Member

and

By:	/s/ Todd B. Hammer
	Name:	Todd B. Hammer
	Title:	Member

NORTH RUN ADVISORS, LLC
By:	/s/ Thomas B. Ellis
	Name:	Thomas B. Ellis
	Title:	Member

and
By:	/s/ Todd B. Hammer
	Name:	Todd B. Hammer
	Title:	Member

/s/ Thomas B. Ellis
Thomas B. Ellis

/s/ Todd B. Hammer
Todd B. Hammer